Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2010	2009	2008	2007	2006
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes	$1,143	$277	$1,000	$1,044	$803
Less earnings of equity method investments				1	3
Distributed income from equity method investments	7	1		3	1
	1,150	278	1,000	1,046	801

Total fixed charges as below	426	364	390	388	326
Less:
Capitalized interest	33	44	57	54	21
Interest expense and fixed charges related to
discontinued operations	12	15	12	34	32
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	381	305	321	300	273

Total earnings	$1,531	$583	$1,321	$1,346	$1,074

Fixed charges, as defined:
Interest on long-term debt	$330	$284	$345	$353	$296
Interest on short-term debt and other interest	37	29	27	24	16
Amortization of debt discount, expense and
premium - net	20	8	2	(3)	(1)
Estimated interest component of operating rentals	38	42	15	14	15
Fixed charges of majority-owned share of 50% or
less-owned persons	1	1	1

Total fixed charges (a)	$426	$364	$390	$388	$326

Ratio of earnings to fixed charges	3.6	1.6	3.4	3.5	3.3

(a)	Interest on unrecognized tax benefits is not included in fixed charges.